                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                               (Amendment No. 3)*

                         WORLDPORT COMMUNICATIONS, INC.
          ------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (Title of class of securities)

                                  98155 J 10 5
                     ---------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                                  R. G. Barrett
                      J O Hambro Capital Management Limited
                                   Ryder Court
                                 14 Ryder Street
                            London SW1Y 6QB, England
                               011-44-207-747-5640

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 10, 2002
         --------------------------------------------------------------
             (Date of Events which Require Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No. 98155 J 10 5                                  Page 2 of 18
--------------------------                            --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      J O Hambro Capital Management Limited
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                    (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      England

--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
NUMBER OF                0
SHARES           ---------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
OWNED BY                 9,287,869
 EACH
REPORTING         9.     SOLE DISPOSITIVE POWER
PERSON                   0
 WITH            ---------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         9,287,869
                 ---------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,287,869
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      23.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON *
      IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
CUSIP No. 98155 J 10 5                                Page 3 of 18
---------------------------                           --------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          J O Hambro Capital Management Group Limited
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           9,287,869
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   9,287,869
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,287,869

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [_]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          23.8%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
 CUSIP No.98155 J 10 5                                          Page 4 of 18
----------------------                                        ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       American Opportunity Trust plc
       No IRS Identification Number
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [_]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       England

--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
NUMBER OF            0
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8.    SHARED VOTING POWER
OWNED BY             1,844,000
EACH           -----------------------------------------------------------------
REPORTING      9.    SOLE DISPOSITIVE POWER
PERSON               0
WITH           -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     1,844,000
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,844,000

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       4.7%

--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 ------------------------
CUSIP No. 98155 J 10 5                                  Page 5 of 18
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Christopher Harwood Bernard Mills
         No IRS Identification Number
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [_]
                                                                     (b)   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         England
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           9,287,869
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   9,287,869
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,287,869
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          23.8%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 3 TO
                            STATEMENT ON SCHEDULE 13D

       This Amendment No. 3 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 2 on Schedule 13D filed by certain of the Filing Parties with the Securities and Exchange Commission (the "SEC") on June 14, 2002 pursuant to a joint filing agreement dated as of October 20, 2000. The Filing Parties first filed with the SEC a statement on Schedule 13G with respect to the common stock, par value $0.0001 per share of Worldport Communications, Inc. on May 26, 2000. The initial statement was subsequently amended on June 13, 2000, August 24, 2000, October 20, 2000, June 14, 2001, February 14, 2002, April 12, 2002, May
14, 2002 and June 14, 2002.

Item 1.  Security Issuer.

       The class of equity securities to which this Amendment relates is the common stock, par value $0.0001 per share (the "Common Stock") of Worldport Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 2.  Identity and Background.

       2 (a-c,f).

       I.     Filing Parties:

       This Amendment is filed on behalf of the following four persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management Group Limited ("J O Hambro Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England.
       J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Capital Management, Trident North Atlantic, and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. American Opportunity Trust, formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

II.    Control Relationships:

       J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management Group Limited.

       Christopher Harwood Bernard Mills owns 99% of the equity of Growth Financial Services Limited ("GFS"), and serves as a director of J O Hambro Capital Management and Trident North Atlantic, and as executive director of NASCIT and American Opportunity Trust.

III.   Executive Officers and Directors:

       In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

       (d) Criminal Proceedings

       During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Civil Securities Law Proceedings

       During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this Amendment relates.

       The amount of funds used to date to acquire the Shares is approximately $21,846,804 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

       The Filing Parties have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

       (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                                       Number of         Number of
                                                      Number of         Shares:       Shares: Sole or
                                  Aggregate Number   Shares: Sole     Shared Power    Shared Power to    Approximate
    Filing Party                     of Shares       Power to Vote      to Vote           Dispose        Percentage*
----------------------------------------------------------------------------------------------------------------------
J O Hambro Group                      9,287,869           0             9,287,869        9,287,869          23.8%
J O Hambro Capital Management         9,287,869           0             9,287,869        9,287,869          23.8%
Christopher H.B. Mills                9,287,869           0             9,287,869        9,287,869          23.8%
American Opportunity Trust            1,844,000           0             1,844,000        1,844,000           4.7%

----------------------------------------------------------------------------------------------------------------------

       * Based on 39,087,252 shares of Common Stock, par value $0.0001 per share, outstanding as of August 9, 2002, which is based on information reported in the Company's 10Q, for the period ended June 30, 2002.

         (c) In the time since Amendment No. 2 on Schedule 13D was filed by certain of the Filing Parties on June 14, 2002, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                    Worldport Communications, Inc.                        Trades since last filing

                                                                           Price
       Filing Party                         Date        No. of Shares      (US$)          Broker
American Opportunity Trust                7/05/02           10,000          0.40         Wachovia

American Opportunity Trust                7/08/02           20,000          0.41         Wachovia

American Opportunity Trust                7/09/02            6,500          0.41         Wachovia

American Opportunity Trust                7/10/02           29,994          0.41         Wachovia

American Opportunity Trust                7/12/02           19,500          0.41         Wachovia

American Opportunity Trust                8/14/02              450          0.40         Wachovia

American Opportunity Trust                9/06/02           50,000          0.43         Wachovia

American Opportunity Trust                9/12/02           35,000          0.43         Wachovia

American Opportunity Trust                9/16/02            9,000          0.43         Wachovia

J O Hambro Capital Management (on         6/21/02           60,000          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         6/24/02           17,500          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         6/27/02            5,000          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         7/02/02            5,000          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         7/03/02           15,000          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         7/12/02            5,000          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         7/22/02            5,000          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         7/24/02            5,000          0.40         Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         8/14/02            14,550            0.40             Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         8/19/02            20,000            0.40             Wachovia
behalf of its private clients)

J O Hambro Capital Management (on         8/21/02            10,000            0.40             Wachovia
behalf of its private clients)

     All of the above transactions were effected on the open market and were purchases.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7. Material to be Filed as Exhibits.

Previously Filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2002

                                 J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                 By:     /s/  R. G. Barrett
                                     -------------------------------------------
                                     Name:   R. G. Barrett
                                     Title:  Director
                                     Executed on behalf of the parties hereto
                                     pursuant to the Joint Filing Agreement, as
                                     previously filed.

                                   Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.

Name:                               James Daryl Hambro
                                    (Chairman)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England
Principal Occupation:               Chairman, J O Hambro Capital Management

Name:                               Christopher Harwood Bernard Mills
                                    (Director)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England
Principal Occupation:               Executive Director, NASCIT
                                    Executive Director, American Opportunity
                                    Trust Director, J O Hambro Capital
                                    Management

Name:                               Nichola Pease
                                    (Director and Chief Executive)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England
Principal Occupation:               Director and Chief Executive, J O Hambro
                                    Capital Management

Name:                                  Basil Postan
                                       (Director)
Citizenship:                           British
Business Address:                      J O Hambro Capital Management Limited
                                       Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England
Principal Occupation:                  Director, J O Hambro Capital Management

Name:                                  Malcolm Robert King
                                       (Director)
Citizenship:                           British
Business Address:                      J O Hambro Capital Management Limited
                                       Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England
Principal Occupation:                  Director, J O Hambro Capital Management

Name:                                  Graham Warner
                                       (Director)
Citizenship:                           British
Business Address:                      J O Hambro Capital Management Limited
                                       Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England
Principal Occupation:                  Director, J O Hambro Capital Management

Name:                                  Robert George Barrett
                                       (Director)
Citizenship:                           British
Business Address:                      J O Hambro Capital Management Limited
                                       Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England
Principal Occupation:                  Director, J O Hambro Capital Management

Name:                                   Nicholas James Measham
                                        (Director)
Citizenship:                            British
Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England
Principal Occupation:                   Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                                James Daryl Hambro
                                     (Managing Director)
Citizenship:                         British
Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Managing Director, J O Hambro Capital
                                     Management

Name:                                Christopher Harwood Bernard Mills
                                     (Director)
Citizenship:                         British
Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust Director, J O Hambro Capital
                                     Management

Name:                                Malcolm Robert King
                                     (Director)
Citizenship:                         British
Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Nichola Pease
                                     (Director)
Citizenship:                         British
Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Director and Chief Executive, J O Hambro
                                     Capital Management

Name:                                Basil Postan
                                     (Director)
Citizenship:                         British
Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Robert George Barrett
                                     (Director)
Citizenship:                         British
Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Nicholas James Measham
                                     (Director)
Citizenship:                         British
Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England
Principal Occupation:                Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                 R. Alexander Hammond-Chambers
                                      (Chairman)
Citizenship:                          British
Business Address:                     29 Rutland Square
                                      Edinburgh
                                      EH1 2BW
Principal Occupation:                 Non-executive director

Name:                                 Christopher Harwood Bernard Mills
                                      (Executive Director)
Citizenship:                          British
Business Address:                     Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England
Principal Occupation:                 Executive Director, American Opportunity
                                      Trust
                                      Executive Director, NASCIT
                                      Director, J O Hambro Capital Management

Name:                                 John Gildea
                                      (Director)
Citizenship:                          USA
Business Address:                     Gildea Management Company/1/
                                      537 Steamboat Road
                                      Greenwich, Connecticut 06830
Principal Occupation:                 Managing Director, Gildea Management
                                      Company

Name:                                 The Hon. James J. Nelson
                                      (Director)
Citizenship:                          British


__________________

     1 Gildea Management Company is principally engaged in the investment management business.

Business Address:                         Foreign & Colonial Ventures/2/
                                          4th Floor
                                          Berkeley Square House
                                          Berkeley Square
                                          London W1X 5PA
                                          England
Principal Occupation:                     Director, Foreign & Colonial Ventures

Name:                                     Iain Tulloch
                                          (Director)
Citizenship:                              British
Business Address:                         Murray Johnstone Ltd./3/
                                          7 West Nile Street
                                          Glasgow G2 2PX
                                          Scotland
Principal Occupation:                     Director, Murray Johnstone Ltd.

Name:                                     Philip Ehrman
                                          (Director)
Citizenship:                              British
Business Address:                         Gartmore Investment Management Ltd./4/
                                          Gartmore House
                                          16-18 Monument Street
                                          London EC3R 8AJ
                                          England
Principal Occupation:                     Investment Manager, Gartmore
                                          Investment Management Ltd.


________________________

     2 Foreign & Colonial Ventures is principally engaged in the investment management business.

     3 Murray Johnstone Ltd. is principally engaged in the investment management business.

     4 Gartmore Investment Management Limited is principally engaged in the investment management business.